Mail Stop 3233
                                                                   June 22,
2018

     Via E-mail
     Panagiotis Lazaretos
     Chief Executive Officer
     Thenablers, Inc.
     30 Wall Street (8th Floor)
     New York, NY 10005

            Re:     Thenablers, Inc.
                    Registration Statement on Form S-1
                    Filed May 25, 2018
                    File No. 333-225239

     Dear Mr. Lazaretos:

            We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     General

     1. Please supplementally provide us with copies of all written communications, as defined in
        Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

     2. We note that you will not receive any proceeds from this offering. However, you make references to such offering proceeds throughout your prospectus. Please revise. We specifically note your disclosure on pages 2, 5, 8, 25 and 26.

     3. Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling stockholders is a broker-dealer or an affiliate of a broker-
        dealer, please revise your disclosure to state that such seller is an underwriter, unless such
 Panagiotis Lazaretos
Thenablers, Inc.
June 22, 2018
Page 2

    selling shareholder received its securities as compensation for investment banking services.
    In addition, in connection with a selling shareholder who is an affiliate of a broker-dealer, please disclose if true, that:

        the selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

        at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    If you are unable to make these representations, please disclose that the selling shareholder is an underwriter.

Risk Factors

We lack an operating history and have losses that we expect to continue . . . , page 4

4. We note your disclosure that your ability to maintain profitability and positive cash flow is dependent on this offering. However, we note that the company will not receive any proceeds in this offering. Please expand this risk factor to illustrate how this offering affects your profitability and cash flow.

Plan of Distribution: Terms of the Offering, page 12

5. We note your table of selling shareholders on page 13. Please revise your disclosure to indicate the nature of any position, office or other material relationship the selling shareholders have had with the registrant. See Item 7 of Form S-1 and Item 507 of
   Regulation S-K.

Description of Business, page 17

6. Please provide more information about the collaboration network you have with eight consulting firms as disclosed on page 22. For example, please provide a brief overview of the nature of your "collaboration" with these entities, such as each party's respective responsibilities and roles, and whether any of these agreements or understandings are memorialized in writing.

Description of Property, page 22

7. We note that your principal business address appears to be a "virtual office." Please revise to clarify this fact and also identify the physical location(s) where you primarily conduct your business operations.
 Panagiotis Lazaretos
Thenablers, Inc.
June 22, 2018
Page 3

Plan of Operation, page 25
8. We note your disclosure of forecasted operating results for fiscal years 2018 and
   2019. Given that you have not generated any revenues to date, please tell us and revise your disclosure to discuss in greater detail your reasonable basis for the forecasted information and elaborate on the specific steps necessary to begin generating revenues. In addition, please expand your disclosure to discuss the limitations of your forecast. Directors and Executive Officers, page 27

9. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director.
   Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 33

10. We note your disclosure with respect to entry into two representative agreements with companies that are owned by Mr. Lazaretos and Mr. Foutsis. Please revise to provide information required by Item 404(a)(3) and (a)(4) of Regulation S-K or advise. In addition, we note your disclosure on pages F-16 and F-20 regarding a loan between Thenablers Inc.
    and Thenablers Ltd. To the extent that Thenablers Ltd. is a related party, please revise to provide Item 404(a) information regarding this loan. Refer to Item 404(d)(1) for further guidance. Finally, please file any written contracts associated with these related party transactions as required by Item 601(b)(10)(ii)(A) of Regulation S-K or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz,
Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3391 with any other questions.

                                                               Sincerely,

                                                               /s/ Erin E.
Martin

                                                               Erin E. Martin
                                                               Legal Branch
Chief
                                                               Office of Real
Estate and
                                                               Commodities